

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Hans Thomas
Chief Executive Officer
10X Capital Venture Acquisition Corp
1 World Trade Center, 85th Floor
New York, NY 10007

> **Re: 10X Capital Venture Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed September 25, 2020**
> **File No. 333-249072**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed September 25, 2020

Exhibit 23.1, page X-23

1. We note that your auditors' consent refers to the balance sheet of 10X Capital Venture Acquisition Corp as of August 10, 2020. Please have your auditor revise their consent to address the date of the balance sheet included in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jessica Chen